
QEX

INVEST IN **QUANTUM EXPEDITIONS**

Unlock an Abundance of Power. Become a Texas Mining Giant!!

LEAD INVESTOR

Theodore H Fuger

Quantum Expeditions is blazing a path for the future of bitcoin mining. Located in a region with abundant renewable power supply combined with state-of-the-art mining technology with a flexible incremental installation approach and outstanding team with the skills necessary to make it happen provides QEx with the competitive edge to catalyze future growth.

Invested $5,000 this round & $5,000 previously

quantumexpeditions.com Lewes DE

Highlights

1. Imminent Deployment: Many months of hard work have prepared us for this moment.
2. Initial Success: $350k raised in seed round used to secure the site and Power Purchase Agreement.
3. Innovative PPA: Unique power purchase agreement with cost effective pricing for maximum profits.
4. Abundance of power: A clear roadmap to grow beyond 100MW in multiple locations after Phase One.
5. Efficiency Frontier: Diversify your portfolio with bitcoin mining in addition to just HODLing.
6. Market Upside: Enter a unique market sector. Bitcoin mining is projected to reach $4.5bn by 2026.
7. Proven Team: Quantum Expeditions combines deep industry knowledge and hands-on mining experience.
8. Deep Research: We're constantly innovating and researching new proprietary supportive technologies.

Our Team



Doug Hardwick

Chief Executive Officer

Over 20 years' experience in Oil & Gas asset management, mineral property consulting and sales and marketing based locally to mining site. Well connected with local resources in Texas including skilled manpower.



Mati Greenspan
Chief Financial Officer

Well known entrepreneur in the blockchain space. Founder & CEO of Quantum Economics. Licensed portfolio manager in the European Union and the co-author of the book The Complete Guide to FinTech Investing. Former executive of eToro.



Oz Sultan
Chief Security Officer

Over 20 years working in financial and security technology including CTO roles and a decade in technology marketing including Director level. Oz has designed systems for Moody's Analytics and The Economist. Chief architect at Quantum Economics.



Trent Stephens
VP of Operations

Above all Trent cares deeply about the community and is an active mentor with deep impact. His hands-on experience in deploying bitcoin mining machines across the United States over the last three years add greatly to the vast knowledge of the team.

Our Vision for Sustainable & Profitable Bitcoin Mining

Bitcoin mining is a cornerstone of the global Bitcoin network. Quantum Expeditions is designed to be a sustainable, profitable pillar in this essential ecosystem.


01
Vision
To be the pinnacle of profitable Bitcoin mining, leading with expertise, innovation, and efficiency.
02
Mission
To generate substantial returns through expert mining operations, leveraging innovation and strategic management to deliver exceptional value to our investors.
QUANTUM EXPEDITIONS

From transaction processing to network support, Bitcoin mining plays an integral role in the global network. However, efficient and profitable mining requires specialized skills, technology and access to a whole lot of electricity. That's where Quantum Expeditions (QEx) comes in. We not only meet these requirements but also exceed them, setting ourselves to be a cornerstone of the bitcoin mining industry.

Challenges


Challenges
1. Significant upfront investment required.
2. Energy costs reduce profitability of mining.
3. Requires specialized skills & deep well of expertise.
4. Evolving landscape requires adaptation and technological updates.
5. Volatile crypto markets pose a risk to mining profitability.
6. High-risk, high-reward ventures not usually accessible to retail investors.
QUANTUM EXPEDITIONS



Solutions


Solutions
1. Initial seed funding of $350,000 secured
2. Unique Power Purchase Agreement
3. Highly qualified team and 2 years of preparation.
4. Unique mining approach & specialist equipment.
5. Fixed production costs combined with explosive Bitcoin bull market cycles.
6. Multiple tiers of investment and exclusive perks.
QUANTUM EXPEDITIONS

Immediate Deployment Awaits

Our project is happening. We're ready for launch.

Securing site locations, agreements, and permits is time-consuming, but we've already done all of the heavy lifting. We've also already sourced some of the best emerging mining machinery to ensure efficiency and rapid deployment post-funding.





(Actual photo of our first site in West Texas, complete with on-site substation, ready to plug and play.)

Industry Experts Steering the Ship

Why trust us? Because we've been there, done that, and have the expertise to scale.

Our core team, led by experts like Doug Hardwick, Oz Sultan, Mati Greenspan, and Trent Stephens has the cumulative experience, industry connections & mining expertise needed to turn this vision into reality.

Mati Greenspan is a well known entrepreneur in the space, he has been named top 100 movers and shakers in the blockchain industry by CoinTelegraph and his commentary is often seen in leading publications such as Bloomberg, the Wall Street Journal, and CNBC.

Doug Hardwick's local connections and knowledge of local power operations is second to none, while Oz Sultan brings over 20 years of datacenter construction to the team. Trent Stephens has several years of hands on experience deploying bitcoin mining machines across the United States and adds greatly to the vast knowledge of the team.


The Value Proposition
QUANT


Expertise and Preparation
Technological Edge
Future Market Growth
Cost-Efficiency
Longevity and Scalability
Access for Retail Investors
Risk Mitigation
UM EXPEDITIONS

Cutting-Edge Tech and Innovation

Your investment isn't just for now; it's for the future. Our state-of-the-art technology targets long-term profitability.

From ASIC (Application Specific Integrated Circuits) sourcing to advanced cooling methods, we're at the forefront of mining technology.

ASICs need to be properly sourced, mounted, managed and cooled, and the technology behind each step must be the latest and most efficient to ensure longevity of the operation. Therefore the correct partners, suppliers and skillsets are consistently assessed, re-evaluated and updated for optimal results.

In addition to the work we've done already, our team is currently busy researching several proprietary technologies that will help in this venture.

A Bright Future Ahead

Bitcoin isn't a trend - it's here to stay. And so is Quantum Expeditions.

With the last Bitcoin not due to be mined until 2140 and global Bitcoin adoption set to hit 10% of global population by 2030 at the current rate of growth *(Source; Blockware Solutions)*, our expansion plans are just the beginning. Future phases are already mapped out, awaiting subsequent rounds of financing.

As the total addressable market and Bitcoin's market capitalization expands, QEx itself can increase operations through our planned roadmap for growth. The current project is only Phase 1 of a multi-phase project planned for the next 12-18 months.


BLOCKWARE SOLUTIONS
Bitcoin Adoption
Bitcoin Adoption Mean Forecast
Bitcoin Adoption Weighted Mean Forecast
% Global Population Using Bitcoin
% Global Population Using Bitcoin
100
90
80
70
60
50
40
30
20
10
0
We are here
2012
2022
2032
2042
2052
2062
2072
2082
2092
2102
Year

Visualization of Blockware Solutions' Bitcoin adoption forecast

Ready to Invest?

Bitcoin is for everyone, and this crowdfund has been created on the same basis; that is to allow smaller (or "retail") investors access to the exact same terms as larger investors.

Almost all investment levels also carry extra bonuses ranging from company merchandise, naming rights of miners, access to the site itself and even mining revenue share paid in Bitcoin (above $50,000 only, dividends not guaranteed).

Early bird investors will have the additional bonus of a reduced valuation cap for SAFE conversion for the first $300,000 collectively invested.

Don't miss your chance to be part of something revolutionary.

Read Wefunder's guide to SAFEs, check out the tantalizing benefits and choose your investment level. Let's make Bitcoin history together.





(Actual photo taken right near the first mining site.)

Investment Tiers

In addition to part ownership in an amazing company, take advantage of the following perks and swag...

$100 - Receive an exclusive Quantum Expeditions digital wallpaper and an optional shoutout on our social media channels. (Simply provide us with your Twitter X or LinkedIn handle and we'll send a public thanks.)

$500 - Above PLUS: Limited edition Quantum Expeditions baseball hat.


QEx
QEx
QEx

$1,000 - All above PLUS: Limited edition Quantum Expeditions T-Shirt.


STAY SAFE
STACK SATS
HODL
STAY SAFE
STACK SATS
HODL


STAY SAFE
STACK SATS
HODL

$5,000 - All above PLUS: A unique bitcoin ordinal inscriptions sent to your BTC wallet. Bitcoin ordinals are like NFTs minted on the bitcoin blockchain. (Please provide a UniSat wallet address to receive the ordinal.)

$10,000 - All above PLUS: Quantum Expeditions limited edition hoodie.


STAY SAFE
STACK SATS
HODL
STAY SAFE
STACK SATS
HODL


STAY SAFE
STACK SATS



$25,000 - All above PLUS: An invitation to visit the site once operational. (Travel and lodging expenses not included.)

$50,000 - All above PLUS: Have the option to receive your quarterly dividend profits paid out in bitcoin to your own BTC wallet. Although all investors are eligible for dividends if and when they are announced, investors in this tier or higher will have the option to receive them directly in bitcoin rather than in fiat money. (Disclaimer: dividends are not guaranteed).

$100,000 - All above PLUS: Texas steak dinner!! An IRL tour of the facility by management team member once the site is operational. Room and board included. Airfare not included. Vegetarian options available upon request.



$250,000 - All above PLUS: A VIP tour of the site. First class airfare and high class lodging expenses included. Free authentic Texas apparel will be fitted on

the way to the facility.



$500,000 - All above PLUS: Naming rights! That's right you get to name a bitcoin mining container. Your name will be displayed on a plaque at the entrance of the mining container and uploaded to social media with a special thank you.

See you in Texas!

Mati, Doug, Oz and Trent

Downloads

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